10027129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York, NY 10179
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Collins (212) 552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
~~Section~~
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

CLARIBEL LEPIANI
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LE6078190
My Comm. Expires 07/29/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities Inc. and Subsidiaries

(A wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

December 31, 2009

J.P. Morgan Securities Inc. and Subsidiaries
(A wholly-owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
J.P. Morgan Securities Inc. and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities Inc. and Subsidiaries (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

J.P. Morgan Securities Inc. and Subsidiaries
(A wholly-owned subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
(Dollars in millions)
December 31, 2009

Assets	
Cash	$ 726
Cash and securities segregated under federal and other regulations	2,070
Receivable from brokers, dealers and clearing organizations	4,425
Receivable from customers	20,685
Securities purchased under resale agreements (included $481 at fair value at December 31, 2009)	116,531
Securities borrowed	85,093
Securities received as collateral	7,767
Financial instruments owned	58,041
Financial instruments owned, pledged to counterparties	31,049
Accrued interest receivable	553
Fixed assets (net of accumulated depreciation of $345)	158
Goodwill	1,338
Other assets (included $86 at fair value at December 31, 2009)	769
Total assets	$ 329,205
Liabilities and stockholder's equity	
Borrowings	$ 21,550
Securities sold under repurchase agreements (included $1,174 at fair value at December 31, 2009)	168,185
Securities lent	6,944
Obligation to return securities received as collateral	7,767
Payable to brokers, dealers and clearing organizations	9,106
Payable to customers	63,097
Financial instruments sold, not yet purchased	26,899
Accrued interest payable	300
Other liabilities and accrued expenses	5,598
Subordinated liabilities	11,530
Total liabilities	320,976
Commitments and contingencies (Note 14)	-
Stockholder's equity	8,229
Total liabilities and stockholder's equity	$ 329,205

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities Inc. and its subsidiaries (collectively the "Company"), which includes J.P. Morgan Clearing Corp. ("Clearing Corp."). The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

Nature of Business

The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades corporate debt and asset-backed securities, municipal bonds and notes, common and preferred stock, and convertible bond offerings; advises clients on business strategies, capital structures and financial strategies; and structures derivative transactions to meet client needs. The Company also enters into repurchase and resale agreements, including matched-book transactions, and securities borrowed and loaned transactions to finance securities activities.

The Company, through Clearing Corp., provides securities and futures clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including J.P. Morgan Securities Inc., on either a fully disclosed or omnibus basis.

Merger with The Bear Stearns Companies Inc.

Effective May 30, 2008, BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase, merged with The Bear Stearns Companies Inc. ("Bear Stearns") pursuant to the Agreement and Plan of Merger, dated as of March 16, 2008, as amended March 24, 2008 (the "Merger"), and Bear Stearns became a wholly-owned subsidiary of JPMorgan Chase. The Merger was accounted for under the purchase method of accounting, which requires that the assets and liabilities of Bear Stearns be fair valued. The final total purchase price to complete the Merger was $1.5 billion. The computation of the purchase price and the allocation of the purchase price to the net assets of Bear Stearns resulted in a pushdown from JPMorgan Chase to the Company of $625.2 million of the total goodwill resulting from the Merger; the pushdown included an additional $87.8 million of goodwill in 2009 due to the allocation to the Company of its portion of the final purchase price related to the Merger. Additional information regarding the Merger is provided in Note 2 of JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2009 ("JPMorgan Chase's 2009 Annual Report").

On October 1, 2008, J.P. Morgan Securities Inc. merged with and into Bear, Stearns & Co. Inc., a former U.S. broker-dealer subsidiary of Bear Stearns, and the surviving entity in the merger changed its name to J.P. Morgan Securities Inc. The surviving entity is a direct subsidiary of JPMorgan Chase. The merger of J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. was accounted for as a change in the reporting entity, using the fair values of the assets and liabilities

that were "pushed down" as a result of the Merger, and reflected retroactive to May 30, 2008, the date both entities came under the common control of JPMorgan Chase. Additionally, on October 1, 2008, Bear, Stearns Securities Corp. (a former subsidiary of Bear, Stearns & Co. Inc.) changed its name to J.P. Morgan Clearing Corp.

Condensed statement of net assets acquired
The following condensed statement of net assets acquired reflects the final value assigned to the net assets of Bear, Stearns & Co. Inc. and its subsidiaries as of May 30, 2008.

(in millions)		May 30, 2008
Assets		
Cash	$	991
Cash & securities segregated under federal and other regulations		4,701
Receivable from brokers, dealers and clearing organizations		463
Receivable from customers		26,046
Securities purchased under resale agreements		9,882
Securities borrowed		56,696
Securities received as collateral		9,384
Financial instruments owned		43,149
Accrued interest receivable		222
Goodwill		625
Other assets		6,240
Total assets	$	158,399
Liabilities		
Borrowings	$	10,231
Securities sold under repurchase agreements		37,037
Securities lent		11,815
Obligation to return securities received as collateral		9,384
Payable to brokers, dealers and clearing organizations		224
Payable to customers		49,054
Financial instruments sold, not yet purchased		11,435
Accrued interest payable		387
Other liabilities and accrued expenses		18,083
Subordinated liabilities		7,780
Total liabilities	$	155,430
Net assets acquired	$	2,969

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification
In July 2009, the FASB implemented the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company's Consolidated Financial Statement. However, throughout this Consolidated Financial Statement, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

Business combinations/noncontrolling interests in Consolidated Financial Statements
In December 2007, the FASB issued guidance, which amended the accounting and reporting of business combinations, as well as noncontrolling (i.e., minority) interests. For the Company, the guidance became effective for business combinations that close on or after January 1, 2009. The guidance for noncontrolling interests, as amended, became effective for the Company for fiscal periods beginning January 1, 2009. In April 2009, the FASB issued additional guidance, which amends the accounting for contingencies acquired in a business combination.

The amended guidance for business combinations generally only impacts the accounting for transactions that closed after December 31, 2008, and generally only impacts certain aspects of business combination accounting, such as the accounting for transaction costs and certain merger-related restructuring reserves, as well as the accounting for partial acquisitions where control is obtained by the Company. One exception to the prospective application of the business-combination guidance relates to accounting for income taxes associated with transactions that closed prior to January 1, 2009. Once the purchase accounting measurement period closes for these acquisitions, any further adjustments to income taxes recorded as part of these business combinations will impact income tax expense. Previously, these adjustments were predominantly recorded as adjustments to goodwill.

The guidance for noncontrolling interests, as amended, requires that they be accounted for and presented as equity if material, rather than as a liability or mezzanine equity. The presentation and disclosure requirements for noncontrolling interests are to be applied retrospectively. The adoption of the reporting requirements for noncontrolling interests was not material to the Company's Consolidated Statement of Financial Condition.

Accounting for transfers of financial assets and repurchase financing transactions
In February 2008, the FASB issued guidance, which requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer to be evaluated together as a linked transaction, unless certain criteria are met. The Company adopted the guidance on January 1, 2009, for new transactions entered into after the date of adoption. The adoption of the guidance did not have a material impact on the Consolidated Statement of Financial Condition.

Disclosures about derivative instruments and hedging activities
In March 2008, the FASB issued guidance, which amends the prior disclosure requirements for derivatives. The guidance, which is effective for fiscal years beginning after November 15, 2008, requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. The Company adopted the guidance on January 1, 2009, and it only affected the Company's disclosures of derivative instruments, and not its Consolidated Statement of Financial Condition.

Employers' disclosures about postretirement benefit plan assets
In December 2008, the FASB issued guidance requiring more detailed disclosures about employers' plan assets, including investment strategies, classes of plan assets, concentrations of risk within plan assets and valuation techniques used to measure their fair value. This guidance is effective for fiscal years ending after December 15, 2009. JPMorgan Chase adopted these additional disclosure requirements on December 31, 2009. Refer to Note 8 of JPMorgan Chase's 2009 Annual Report for further information on these additional disclosures.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased, and identifying transactions that are not orderly
In April 2009, the FASB issued guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined. The guidance also includes identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The Company elected to early adopt the guidance for June 2009 reporting. The application of the guidance did not have an impact on the Company's Consolidated Statement of Financial Condition.

Interim disclosures about fair value of financial instruments
In April 2009, the FASB issued guidance that requires disclosures about the fair value of certain financial instruments (including financial instruments not carried at fair value) to be presented in interim financial statements in addition to annual financial statements. The guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the additional disclosure requirements for June 2009 reporting.

Subsequent events
In May 2009, the FASB issued guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance was effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance for June 2009 reporting. The application of the guidance did not have any impact on the Company's Consolidated Statement of Financial Condition. Please refer to Note 16 for further discussion.

Accounting for transfers of financial assets and consolidation of variable interest entities
In June 2009, the FASB issued guidance which amends the accounting for the transfers of financial assets and the consolidation of variable interest entities ("VIEs"). The guidance eliminates the concept of QSPEs and provides additional guidance with regard to accounting for transfers of financial assets. The guidance also changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model, based on control and economics. The guidance is effective for annual reporting periods beginning after November 15, 2009, including all interim periods within the first annual

reporting period. Upon adoption, all existing QSPEs must be evaluated for consolidation. Entities expected to be impacted include certain mortgage securitization entities. Based on the new provisions and the Company's interpretation of the new requirements, the Company estimates that the impact of consolidating Company-sponsored QSPEs and VIEs, on January 1, 2010, could increase assets and liabilities by up to $1.7 billion each.

Measuring liabilities at fair value
In August 2009, the FASB issued guidance clarifying how to develop fair value measurements for liabilities, particularly where there may be a lack of observable market information. This guidance is effective for interim or annual periods beginning after August 26, 2009. The adoption of this guidance did not have an impact on the Company's Consolidated Statement of Financial Condition.

Measuring fair value of certain alternative investments
In September 2009, the FASB issued guidance which amends the guidance on fair value measurements and offers a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value ("NAV") per share when the fair value is not readily determinable. This guidance is effective for the first interim or annual reporting period ending after December 15, 2009. The Company adopted the guidance in December 2009, and it did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Fair value measurements and disclosures
In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis is effective for fiscal years beginning after December 15, 2010. Early adoption of the guidance is permitted.

(b) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated in Compliance with Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2009, J.P. Morgan Securities Inc. had $530 million of securities segregated in accordance with SEC Rule 15c3-3 and Clearing Corp. had $1.5 billion of cash and securities segregated to be in compliance with regulations, including SEC Rule 15c3-3.

(d) Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the Consolidated Statement of Financial Condition at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. In 2007, the Company elected to fair value certain resale and repurchase agreements under the fair value option. For further discussion of the fair value option, see Note 4 of this Consolidated Financial Statement. These agreements are reported within securities purchased under resale agreements and securities sold under repurchase

agreements on the Consolidated Financial Statement. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with U.S. GAAP on offsetting of amounts related to certain repurchase and reverse repurchase agreements. The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(e) Securities Borrowed and Securities Lent

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities are borrowed against securities collateral and according to U.S. GAAP for transfers and servicing of financial asset and extinguishment of liabilities, the borrower is not required to record the transactions on its balance sheet.

(f) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of this Consolidated Financial Statement.

Financial instruments, including both cash instruments and derivatives, are used to hedge or manage risks of market exposures, facilitate customer transactions and meet financing objectives.

(g) Securities Transactions

Principal securities transactions in regular way trades are recorded on trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in nonregular way trades are recorded on settlement date (the date for the payment of funds and delivery of securities to take place) with changes in value recorded on the financial statements between trade and settlement dates. Other liabilities and accrued expenses included approximately $1.9 billion of net unsettled principal trades.

(h) Customer Transactions

Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, (including those that collateralize margin or other similar transactions) and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included in the Consolidated Statement of Financial Condition.

(i) Fixed Assets and Capitalized Software

Fixed assets are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is three to ten years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's expected useful life, which is generally three years, and reviews for impairment on an ongoing basis.

(j) Goodwill

Goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may indicate the possibility that impairment exists. The increase in

goodwill of $87.8 million from December 31, 2008 was due to the final allocation of purchase accounting adjustments to the Company related to the Merger. Please refer to Note 1 for further discussion.

Goodwill was not impaired at December 31, 2009, nor was any goodwill written off due to impairment during 2009.

(k) Variable Interest Entities

Under U.S. GAAP, a VIE is defined as an entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb the entity's losses or the right to receive the entity's returns.

U.S. GAAP requires a variable interest holder (i.e., a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive the majority of the expected residual returns of the VIE, or both. This party is considered the primary beneficiary. In making this determination, the Company thoroughly evaluates the VIE's design, capital structure and relationships among variable interest holders. When the primary beneficiary cannot be identified through a qualitative analysis, the Company performs a quantitative analysis, which computes and allocates expected losses or residual returns to variable interest holders. The allocation of expected cash flows in this analysis is based upon the relative contractual rights and preferences of each interest holder in the VIE's capital structure. As required by U.S. GAAP, the Company reconsiders whether it is the primary beneficiary of a VIE when certain events occur.

The impact of consolidating VIE assets on the Company's Consolidated Statement of Financial Condition at December 31, 2009 was $1 million. Please refer to pages 6-7, "*Accounting for transfers of financial assets and consolidation of variable interest entities*" for the impact of consolidating additional VIEs under the FASB issued guidance effective January 1, 2010.

(l) Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to an informal tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Financial Statement. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The informal tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities

(m) Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates

3. Fair Value Measurement of Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2009, which are recorded at fair value, were as follows (dollars in millions):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
U.S. government agencies - mortgage-backed securities	$ 40,903	$ 2,962
U.S. Treasury, government agencies and non-U.S. government debt securities	20,286	17,763
Corporate debt securities	8,465	2,407
Equity securities	7,168	2,429
Certificates of deposit, bankers' acceptances and commercial paper	3,979	-
Nonagency - mortgage-backed securities	2,647	29
State and municipal obligations	2,183	126
Asset-backed securities	1,809	1
Derivative contracts	1,650	1,182
Less – Financial instruments owned, pledged to counterparties	(31,049)	-
	$ 58,041	$ 26,899

As of December 31, 2009, financial instruments owned included corporate debt, municipal bonds, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates of $549 million. Financial instruments sold, not yet purchased included corporate debt obligations issued by JPMorgan Chase and its affiliates of $64 million.

Included in financial instruments owned are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in millions):

	Amounts Pledged to Counterparties
U.S. government agencies - mortgage-backed securities	$ 17,845
U.S. Treasury, government agencies and non-U.S. government debt securities	11,030
Corporate debt securities	1,343
Nonagency - mortgage-backed securities	95
Asset-backed securities	736
	$ 31,049

Determination of Fair Value

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

The Company has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use as inputs, market-based or independently-sourced market parameters, including but not limited to yield curves, interest rates, volatilities and equity or debt prices. Valuation adjustments, such as liquidity valuation adjustments, may be made to ensure that financial instruments are recorded at fair value.

Liquidity valuation adjustments are necessary when the Company may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within level 1 of the fair value hierarchy). The Company tries to ascertain the amount of uncertainty in the initial valuation based upon the degree of liquidity of the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Company measures the liquidity adjustment based upon the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based upon the size of the adverse market move that is likely to occur during the extended period required to bring a position down to a nonconcentrated level.

The Company has numerous controls in place to ensure that its fair valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models within the Company are subject to this review process. A price verification group, independent from the risk-taking function, ensures observable prices and parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company continues to refine its valuation methodologies. During 2009, no changes were made to the Company's valuation models that had, or are expected to have, a material impact on the Company's Consolidated Statement of Financial Condition.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Fair Value Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Resale and repurchase agreements
To estimate the fair value of resale and repurchase agreements, cash flows are evaluated taking into consideration any derivative features of the resale and repurchase agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are generally classified within level 2 of the valuation hierarchy.

Securities
Where quoted prices are available in an active market, securities are classified in level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds, mortgage products for which there are quoted prices in active markets (such as U.S. government agency or U.S. government-sponsored enterprise pass-through mortgage-backed securities) and exchange-traded equities. If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as level 2 and primarily include certain government agency securities, money market instruments, corporate debt, state and municipal securities and mortgage and asset-backed securities. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 primarily include certain mortgage-backed, asset-backed and auction rate securities.

Derivatives
Interest rate forward contracts valued using quoted prices are classified within level 1 of the valuation hierarchy. The remaining derivative positions are valued using internally developed models that use as their basis readily observable market parameters and are classified within level 2 of the valuation hierarchy. Such derivatives include basic interest rate swaps and options, equity options and credit default swaps. Derivatives that are valued based upon models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within level 3 of the valuation hierarchy.

Other assets

Other assets included equity investments of $59 million in voting-interest entities in which the Company has significant influence over the operating and financial decisions of the investee company and $27 million of investments in hedge funds. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity and hedge fund investments are classified within level 3 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2009, by major product category on the Consolidated Statement of Financial Condition and by fair value measurement valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

December 31, 2009 (in millions)	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Netting adjustments	Total carrying value in the balance sheet
Securities purchased under resale agreements	$ -	$ 481	$ -	$ -	$ 481
Financial instruments owned including pledged to counterparties:					
U.S. government agencies - mortgage-backed securities	32,285	8,358	260	-	40,903
U.S. Treasury, government agencies and non-U.S. government debt securities	20,286	-	-	-	20,286
Corporate debt securities	-	7,990	475	-	8,465
Equity securities	6,637	416	115	-	7,168
Certificates of deposit, bankers' acceptances and commercial paper	-	3,979	-	-	3,979
Nonagency - mortgage-backed securities	-	1,733	914	-	2,647
State and municipal obligations	-	709	1,474	-	2,183
Asset-backed securities	-	578	1,231	-	1,809
Total debt and equity instruments	59,208	23,763	4,469	-	87,440
Derivative receivables	1,300	966	-	(616)	1,650
Total Financial instruments owned including pledged to counterparties	60,508	24,729	4,469	(616)	89,090
Other assets	-	-	86	-	86
Total assets at fair value	$ 60,508	$ 25,210	$ 4,555	$ (616)	$ 89,657
Securities sold under repurchase agreements	$ -	$ 1,174	$ -	$ -	$ 1,174
Financial instruments sold, not yet purchased:					
Debt and equity instruments	23,406	2,311	-		25,717
Derivative payables	977	821	-	(616)	1,182
Total Financial instruments sold	24,383	3,132	-	(616)	26,899
Total liabilities at fair value	$ 24,383	$ 4,306	$ -	$ (616)	$ 28,073

Note: Balances include investments valued at NAV at December 31, 2009, of $27 million, which is classified in level 3.

Additional disclosures about the fair value of financial instruments (including financial instruments not carried at fair value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, securities lent with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

4. Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections

The following is a discussion of the primary financial instruments for which fair value elections were made and the basis for those elections:

Resale and repurchase agreements

The fair value option was elected for resale and repurchase agreements with an embedded derivative or a maturity greater than one year. The intent of this election was to mitigate volatility due to the differences in the measurement basis for the agreements (which were previously accounted for on an accrual basis) and the associated risk management arrangements (which are accounted for on a fair value basis). An election was not made for short-term agreements as the carrying value for such agreements generally approximates fair value. As of December 31, 2009, there were resale agreements of $481 million and repurchase agreements of $1,174 million for which the fair value option was elected.

Other assets

The fair value option was elected for equity investments of $59 million that are classified in other assets, to better reflect the investments which are managed on a fair value basis.

5. Derivatives

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange the full purchase or sales price upfront. The Company makes markets in derivatives for customers and also uses derivatives to hedge or manage risks of market and credit exposures. The Company does not use derivatives for non-trading purposes.

Accounting for Derivatives

All free-standing derivatives are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the contract has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are marked to market through earnings. None of the Company's derivatives are designated as hedges.

Notional amount of derivative contracts

The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2009.

December 31, 2009 (in millions)	Notional amounts [b]
Interest rate contracts	
Swaps	$ 28,039
Futures and forwards	431,486
Written options	10,570
Purchased options	23,073
Total interest rate contracts	**493,168**
Credit derivatives [a]	**2,172**
Equity contracts	
Swaps	6,011
Futures and forwards	7,572
Written options	6,570
Purchased options	5,653
Total equity contracts	**25,806**
Total derivative notional amounts	**$ 521,146**

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion on pages 16-18 of this report.

(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount does not change hands; it is used simply as a reference to calculate payments.

Impact of Derivatives on the Consolidated Statement of Financial Condition

The following table summarizes the gross fair values of derivative receivables and payables by contract type and the related netting adjustments as of December 31, 2009.

December 31, 2009 (in millions)	Derivative receivables	Derivative payables
Gross fair value of derivative assets and liabilities		
Interest rate	$ 1,708	$ 1,397
Credit	418	160
Equity	140	241
Gross fair value of derivative assets and liabilities	$ 2,266	$ 1,798
Netting adjustment	(616)	(616)
Carrying value of derivative assets and liabilities on the Consolidated Statement of Financial Condition	$ 1,650	$ 1,182

The following table summarizes the fair values of derivative receivables and payables by contract type after netting adjustments as of December 31, 2009.

December 31, 2009 (in millions)	Derivative receivables	Derivative payables
Derivative assets and liabilities after netting adjustment		
Interest rate	$ 1,482	$ 1,068
Credit	125	-
Equity	43	114
Total derivative receivables/payables	$ 1,650	$ 1,182

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk – the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company. These amounts represent the cost to the Company to replace the contracts at then-current market rates should the counterparty default. In management's view, the appropriate measure of current credit risk should take into consideration other additional liquid securities held as collateral by the Company.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the mark to market moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the affiliates. At December 31, 2009, the Company has received liquid securities collateral of $61 million which could be used to offset against derivative receivables. The Company and its counterparties also hold collateral that the Company or a counterparty has agreed to return but has not yet settled, as of the reporting date. At December 31, 2009, the Company had delivered $268 million and received $43 million of such additional collateral.

In addition to the collateral amounts mentioned above, the Company may also receive and deliver collateral at the initiation of derivative transactions, which is available as security against potential exposure that could arise should the fair value of the transactions move in the Company's or client's favor.

Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage-backed securities.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2009. Upon a credit event, the Company as seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Company does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, recovery value of the reference obligation, or related cash instruments and economic hedges.

Total credit derivatives

	Maximum payout/Notional amount			
December 31, 2009 (in millions)	Protection sold	Protection purchased with identical underlyings [(a)]	Net protection (sold)/ purchased [(b)]	Other protection purchased [(c)]
Credit derivatives				
Credit default swaps	$ (1,338)	$ 10	$ (968)	$ 495

(a) Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Company has sold credit protection.
(b) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.
(c) Represents single-name and index CDS protection the Company purchased.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2009 where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable to the profile reflected below.

Protection sold – credit derivatives ratings/maturity profile

December 31, 2009 (in millions)	<1 year	1–5 years	>5 years	Total notional amount	Fair value [(b)]
Risk rating of reference entity					
Investment grade (AAA/Aaa to BBB-/Baa3) [(a)]	$ -	$ (70)	$ -	$ (70)	$ (1)
Noninvestment grade (BB+/Ba1 and below) [(a)]	(15)	(20)	(1,233)	(1,268)	(400)
Total	$ (15)	$ (90)	$ (1,233)	$ (1,338)	$ (401)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

6. Income Taxes

Deferred income tax expense results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to compensation-related benefits and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carryforwards against which a $260 million valuation allowance has been established. As of December 31, 2009, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance. Due to the aforementioned tax sharing agreement discussed in Note 2(l), deferred tax benefits are cash settled and transferred to JPMorgan Chase.

At December 31, 2009, the Company had an income tax payable to JPMorgan Chase of $119 million included in other liabilities and accrued expenses.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2009.

Unrecognized tax benefits **Year ended December 31, 2009 (in millions)**	
Balance at January 1, 2009	$314
Increases based on tax positions related to the current period	$46
Decreases based on tax positions related to prior periods	($85)
Decreases related to settlements with taxing authorities	($158)
Balance at December 31, 2009	**$117**

At December 31, 2009, the Company's unrecognized tax benefits, excluding related interest expense and penalties, was $117 million, of which $76 million, if recognized, would reduce the annual effective tax rate.

Included in Other liabilities and accrued expenses at December 31, 2009, in addition to the Company's liability for unrecognized tax benefits, was $23 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions.

7. Borrowings

Borrowings as at December 31, 2009 were as follows (dollars in millions):

	Unsecured
Bank Loans and Other Borrowings	$ 11,981
Notes Payable	9,569
	$ 21,550

Included within bank loans and other borrowings is $11.9 billion of unsecured borrowings from affiliates. These bank loans and other borrowings are short-term obligations which bear interest based on the federal funds rate.

At December 31, 2009, the Company had an unsecured short-term note payable to JPMorgan Chase of $9.4 billion and an unsecured short-term note payable to an unaffiliated party of $150 million. These notes payable bear interest based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

8. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2009, $11.5 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2009 mature as follows (dollars in millions):

Year	Amount
2010	$ -
2011	4,350
2012	1,200
2013	5,980
2014	-
Total	**$ 11,530**

Of the total facility available, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $3.9 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The borrowings bear interest at a rate based upon LIBOR.

9. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase Stock Options and SARs
Stock options and SARs are granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2009, 2008 and 2007 grants of SARs to key employees vest ratably over five years (i.e., 20% per year) and do not include any full-career eligibility provisions. These awards generally expire ten years after the grant date.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50 percent after two years and 50 percent after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until the vesting date. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for the year ended December 31, 2009 (in thousands):

	Year Ended December 31, 2009
Options and SARs	
Granted	2,745
Forfeited	1,431
RSUs	
Granted	27,795
Forfeited	2,583

At December 31, 2009, the number of outstanding options and SARs held by the Company's employees was 24 million, of which 5 million shares were unvested. In addition, 52 million unvested RSUs were held by the Company's employees at December 31, 2009. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For additional information regarding the employee stock-based awards of JPMorgan Chase and the related accounting, refer to Note 9 of JPMorgan Chase's 2009 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory,

and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2009.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 8 of JPMorgan Chase's 2009 Annual Report.

10. Preferred Stock

The Company's Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock"), owned by JPMorgan Chase, has a liquidation preference of $500,000 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the 10-Year Constant Maturity Rate or the 30-Year Constant Maturity Rate, as defined. However, the dividend rate for any dividend period may not be less than 5.50% per annum, or greater than 11.00% per annum. The Company may redeem, at anytime, the Preferred Stock either in whole or part at a redemption price of $500,000 per share plus accumulated and unpaid dividends.

11. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk Management group ("MRM"), a corporate risk governance function independent of the lines of business. MRM is overseen by JPMorgan Chase's Chief Risk Officer. Market risk is controlled primarily through a series of limits, which reflect JPMorgan Chase's risk appetite in the context of the market environment and business strategy.

Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 12 below.

Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both stable and adverse conditions. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company (through JPMorgan Chase) maintains a system of comprehensive policies and a control framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject. Notwithstanding these control measures, the Company incurs operational losses.

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Attention to reputation has always been a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

12. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for

customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including

affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

13. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

Significant balances with related parties are listed below.

December 31, 2009 (in millions)		
Assets		
Deposits with banks	$	199
Cash and securities segregated under federal and other regulations		261
Securities purchased under resale agreements and securities borrowed		36,366
Receivable from customer		339
Receivable from brokers, dealers and clearing organizations		1,590
Derivative receivables		271
Liabilities		
Borrowings	$	21,363
Securities sold under repurchase agreements and securities lent		68,719
Payable to customers		34
Payable to brokers, dealers and clearing organizations		4,304
Subordinated liabilities payable to JPMorgan Chase		11,530
Derivative payables		79

14. Commitments and Contingencies

Future resale and repurchase agreements
At December 31, 2009, the Company had commitments to enter into future resale and repurchase agreements totaling $17.8 billion and $27.7 billion, respectively.

Securities pledged
At December 31, 2009, U.S. government and agency securities with a market value of approximately $2.7 billion were pledged to counterparties as collateral against securities borrowed from these counterparties with a market value of approximately $2.7 billion. Financial instruments sold, not yet purchased represent obligations of the Company to purchase such instruments at a future date. The Company may incur a loss if the market value of the instruments subsequently increases. Securities with a market value of $2.2 billion were used at December 31, 2009, to satisfy margin deposits at clearing and depository organizations.

Securities received as pledge
At December 31, 2009, the fair value of collateral received by the Company that can be sold or repledged totaled $380.2 billion. Such collateral is generally obtained under resale agreements, securities borrowed transactions and customer margin loans. Out of the collateral received, $297.1 billion has been repledged or sold, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales.

Letters of Credit
In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2009, the Company had unsecured letter of credit commitments of $50 million.

Derivatives qualifying as guarantees
The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of this Consolidated Statement of Financial Condition.

Collateralized committed facilities
Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. All of these arrangements mature within one year. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2009, the Company did not have any outstanding commitments.

Exchange and clearinghouse guarantees
Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be

remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Litigation
The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2009 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion on certain litigation cases relating to JPMorgan Chase, please refer to JPMorgan Chase's 2009 Annual Report.

Lease commitments
The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2009.

Year ended December 31, 2009	in milllions
2010	$ 51.6
2011	49.5
2012	49.0
2013	48.3
2014	47.9
After 2014	258.0
Total minimum payments required	**504.3**
Less: Sublease rentals under non-cancelable subleases	(44.0)
Net minimum payment required	**460.3**

15. Net Capital Requirements

J.P. Morgan Securities Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved J.P. Morgan Securities Inc.'s use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows J.P. Morgan Securities Inc. to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. J.P. Morgan Securities Inc. is also required to notify the SEC in the event that tentative net capital is less than $5 billion. J.P. Morgan Securities Inc. is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2009, J.P. Morgan Securities Inc.'s net capital of $7.4 billion exceeded the minimum regulatory net capital requirement of $0.5 billion by $6.9 billion. J.P. Morgan Securities

Inc.'s net capital computation, as defined, includes $1.3 billion, which is the net capital of Clearing Corp. in excess of 5.5% of aggregate debit items arising from customer transactions.

16. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2009, and through February 26, 2010 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of December 31, 2009.